Exhibit 99.1

Bilibili Inc. Prices Offering of Convertible Senior Notes

SHANGHAI, November 19, 2021— Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced the pricing of US$1,400 million in aggregate principal amount of convertible senior notes due 2026 (the “Notes”) (the “Notes Offering”). The Notes have been offered to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). In addition, the Company has granted the initial purchasers in the Notes Offering a 30-day option to purchase up to an additional US$200 million principal amount of the Notes.

When issued, the Notes will be senior, unsecured obligations of Bilibili. The Notes will mature on December 1, 2026, unless repurchased, redeemed or converted in accordance with their terms prior to such date. Holders may convert their Notes at their option at any time prior to the close of business on the fifth scheduled trading day immediately preceding the maturity date. The initial conversion rate of the Notes is 10.6419 American depositary shares of the Company (the “ADSs”) per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately US$93.97 per ADS and represents a conversion premium of approximately 40% above the closing price of the Company’s ADSs on November 18, 2021, which was US$67.12 per ADS), and is subject to adjustment upon the occurrence of certain events described below. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs or a combination of cash and ADSs, at its election. Holders of the Notes may elect to receive Class Z ordinary shares in lieu of any ADSs deliverable upon conversion.

The Company may redeem for cash all or any part of the Notes on or after December 1, 2024 if the last reported sale price of the ADSs has been at least 130% of the conversion price for the Notes then in effect for at least 20 trading days, whether or not consecutive, during any 30 consecutive trading day period preceding the date on which the Company provides notice of redemption (the “Optional Redemption”). In addition, the Company may redeem for cash all but not part of the Notes at any time if less than 10% of the aggregate principal amount of Notes originally issued remains outstanding at such time (the “Cleanup Redemption”). The Company may also redeem the Notes upon the occurrence of certain tax-related events (the “Tax Redemption”). Holders of the Notes may require the Company to repurchase for cash all or part of their Notes in cash on December 1, 2024, or in the event of certain fundamental changes. In connection with certain corporate events or if the Company issues a notice of Optional Redemption, Cleanup Redemption or Tax Redemption, it will, under certain circumstances, increase the conversion rate for holders who elect to convert their Notes in connection with such corporate event or such Optional Redemption, Cleanup Redemption or Tax Redemption.

The Notes will bear interest at a rate of 0.5% per year, payable semiannually in arrears on June 1 and December 1 of each year, beginning on June 1, 2022.

The Company intends to use the net proceeds from the Notes Offering for the enrichment of content offerings, research and development, and general corporate purposes. The Company plans to use an equivalent amount of the net proceeds from the Notes Offering to finance or refinance, in whole or in part, one or more of its new or existing Eligible Projects pursuant to its Sustainable Finance Framework, which has been made available to investors via the Company’s IR website: ir.bilibili.com.

The Notes, the ADSs deliverable upon conversion of the Notes, if any, or the Class Z ordinary shares represented thereby or deliverable upon conversion of the Notes in lieu of the ADSs have not been and will not be registered under the Securities Act or the securities laws of any other places. They may not be offered or sold within the United States or to U.S. persons, except to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offering of the Notes, and there can be no assurance that the Notes Offering will be completed.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday life of young generations in China. Bilibili offers a wide array of video-based content with “All the Videos You Like” as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bond among them. Bilibili pioneered the “bullet chatting” feature, a live commenting function that has transformed the viewing experience by displaying thoughts and feelings of other audience viewing the same video. It has now become the welcoming home of diverse interests for young generations in China and the frontier to promote Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 pandemic on

Bilibili’s business, results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509 9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

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